September 13, 2006

Dear Shareholders:

        We would like to invite you to join us at the special meeting of shareholders that will be held at 9:00 a.m. (Toronto time) on Friday, October 13, 2006 at Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario, M5C 1E9.

        At the meeting, you will be asked to approve a plan of arrangement that will result in the acquisition of all of the outstanding common shares of ATI by an indirect wholly-owned subsidiary of Advanced Micro Devices, Inc.

        Under the arrangement, you can elect to receive at the effective time of the arrangement (subject to proration) in respect of each of your ATI Common Shares either:

  •
  cash consideration equal to the sum of (i) U.S.$16.40 and (ii) the product of (x) 0.2229 and (y) the volume weighted average trading price of AMD Common Stock on the NYSE during the ten trading days prior to the closing date (the "AMD Closing Stock Price") of the transaction, rounded to the nearest cent (the "Purchase Price per ATI Common Share"), or

  •
  stock consideration comprised of that number of shares of AMD Common Stock equal to the number, calculated to four decimal places, obtained by dividing (i) the Purchase Price per ATI Common Share by (ii) the AMD Closing Stock Price.

        The Board of Directors of ATI has unanimously approved the arrangement and has determined that the arrangement is fair to ATI shareholders and is in the best interests of ATI. In doing so, the Board had the benefit of (among other things) a recommendation from a Transaction Committee of the Board that was established to consider this transaction and fairness opinions from its financial advisors, Credit Suisse Securities (USA) LLC and Genuity Capital Markets.

        The Board of Directors unanimously recommends that ATI shareholders vote FOR the resolution approving the arrangement. Each Director of ATI intends, and has agreed with AMD, to vote his ATI shares FOR the resolution approving the arrangement.

        To be effective, the arrangement must be approved by a special resolution passed by not less than two-thirds of the votes cast by shareholders at the special meeting. The implementation of the arrangement also is subject to certain conditions typical for this type of transaction, including receipt of regulatory approvals and clearances and approval of the arrangement by the Ontario Superior Court of Justice.

        The accompanying materials describe the transaction in some detail and include information to assist you in considering how to vote on the arrangement, including the reasoning underlying the recommendation of the Board of Directors and copies of the fairness opinions of ATI's financial advisors. You should read this information carefully and consult your financial, legal or other professional advisor for further assistance.

        Your vote is important, regardless of the number of shares you own. If you are unable to attend the special meeting in person, we encourage you to take the time now to complete, sign, date and return the enclosed form of proxy (printed on blue paper) so that your shares can be voted at the meeting in accordance with your instructions. We also encourage you to complete, sign, date and return the enclosed Letter of Transmittal and Election Form (printed on yellow paper) so that the appropriate form of consideration can be sent to you promptly upon the implementation of the arrangement. If you are a Non-Registered ATI shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary.

        If you have any questions, please contact our proxy solicitation agent, Georgeson, toll-free within North America at 1-866-464-3959 or outside North America collect at 416-642-7091.

        On behalf of ATI, we would like to thank all of our shareholders for their ongoing support as we prepare to take this next step in ATI's development.

Yours very truly,

James D. Fleck	David E. Orton
Chairman of the Board of Directors	Chief Executive Officer, President and Director